UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☑	Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2004

or

☐	Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934 For the transition period from to

Commission file number: 1-12123

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Premco Products, Inc. Employees’ Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JLG Industries, Inc.
1 JLG Drive
McConnellsburg, PA 17233-9533

REQUIRED INFORMATION

The financial statements and related report, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (ERISA), listed below are furnished for the Premco Products, Inc. Employees’ Savings and Investment Plan (the “Plan”). The pages referred to are the numbered pages in the Plan’s audited financial statements for years ended December 31, 2004 and 2003.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee
Premco Products, Inc. Employees’ Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Premco Products, Inc. Employees’ Savings and Investment Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Baltimore, Maryland
June 2, 2005

FINANCIAL STATEMENTS

Premco Products, Inc.
Employees’ Savings and Investment Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2004	2003
ASSETS
Investments, at fair value	$32,775	$7,596

Total assets	32,775	7,596

LIABILITIES	—	—

Net assets available for benefits	$32,775	$7,596

The accompanying notes are an integral part of these financial statements.

Premco Products, Inc.
Employees’ Savings and Investment Plan

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2004 and the Period September 1, 2003 to December 31, 2003

	2004	2003
Additions
Additions to net assets attributed to:
Investment income	$2,328	$188
Contributions — employees	26,793	7,408
Rollovers	3,509	—

Total additions	32,630	7,596

Deductions
Deductions from net assets attributed to:
Distributions to participants	7,451	—

Total deductions	7,451	—

NET INCREASE	25,179	7,596

Net assets available for benefits
Beginning of year	7,596	—

End of year	$32,775	$7,596

The accompanying notes are an integral part of these financial statements.

Premco Products, Inc.
Employees’ Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE A — DESCRIPTION OF THE PLAN

The following brief description of the Premco Products, Inc. Employees’ Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General

The Plan was established effective September 1, 2003 and is a defined contribution plan covering all eligible employees of Premco Products, Inc. (the “Company”). The purpose of the Plan is to provide retirement benefits to eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Administrative Committee (the “Plan Administrator”) of JLG Industries, Inc. (“JLG”). The Company is a subsidiary of JLG. The Plan Administrator interprets the Plan document, establishes procedures to implement provisions of the Plan, and authorizes other disbursements from the Plan. The Plan Administrator has engaged Massachusetts Mutual Life Insurance Company (the “Custodian”) as custodian for the Plan assets.

Participation

Employees are eligible to participate in the Plan on the first day of the month that coincides with or immediately follows the date on which the employee completes a 30-day waiting period. Upon enrollment in the Plan, a participant may direct employee and employer contributions in any of thirteen investment options, including JLG common stock.

Participants may change their investment elections daily in 5% increments. Participants may change their investment options at any time, via telephone or Internet.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the loan fund. Loan terms range from 1 to 5 years (longer if loan is being used to purchase a principal residence). The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Interest rates are based on prime plus one percent. Principal and interest are paid ratably through payroll deductions.

Contributions

The Plan provides for contributions by employees through salary reductions. Employer matching and profit sharing contributions are discretionary. The Company has made no discretionary matching and profit sharing contributions to the Plan for 2004 or 2003.

Each participating employee elects to enter into a written salary reduction agreement with the Company, thereby contributing to his or her salary reduction account a whole percentage of compensation per payroll period, not to exceed 20% of the participant’s compensation as defined in the Plan.

Premco Products, Inc.
Employees’ Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2004 and 2003

NOTE A — DESCRIPTION OF THE PLAN — Continued

Distributions

Participants’ accounts are payable upon attaining age 59 1/2 and election by the participant or age 70 1/2 with or without an election by the participant, termination of employment, retirement due to permanent physical disability, or at death. The Plan also provides for withdrawal of the participant’s salary reduction account or the vested portion of his/her employer account in certain hardship situations.

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account, a life annuity or installment payments.

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of such termination, the net assets available for benefits of the Plan are to be distributed in accordance with the provisions of the Plan, but in no event shall any amounts be returned to the Company.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Employer matching and profit sharing contributions vest as follows:

Years of	Vesting
service	percentage
1	0%
2	25%
3	50%
4	100%

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been consistently prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis under GAAP.

Premco Products, Inc.
Employees’ Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2004 and 2003

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

Estimates

In preparing financial statements in conformity with GAAP, the Plan Administrator is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation

Investments are stated at fair value. Fair value is based on the quoted market price, if it is available. Investments which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. The Plan’s investments in mutual funds are valued at the aggregate of the quoted market prices of the underlying securities. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Forfeited Accounts

At both December 31, 2004 and 2003, there were no forfeited accounts. Forfeitures, if any, are used to pay the expenses of the Plan and employer contributions for the Plan on behalf of the remaining participants. If a participant returns to employment with the Company before incurring a “forfeiture break in service” (a period of five consecutive Plan years in which the participant is credited with 500 or fewer hours of service), then the forfeited account is completely restored.

Benefit Payments

Benefit payments are recorded when paid.

Administrative Costs The Company may pay all or part of the out-of-pocket administrative expenses of the Plan.

NOTE C — TAX STATUS

The Plan is exempt from income taxes under Section 401(a) of the Internal Revenue Code. The Plan obtained a determination letter on July 18, 2002, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provisions for income taxes has been included in the Plan’s financial statements.

Premco Products, Inc.
Employees’ Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2004 and 2003

NOTE D — INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2004	2003
Mutual Funds:
MM Small Company Opportunities	$10,471	$2,441
PIMCO Total Return	9,587	1,502
MM Money Market	4,463	897
MM Growth Equity	2,356	1,350
MM Focused Value	1,926	414
MM Mid Cap Growth II	*	742
Oppenheimer Quest Balanced	*	250

          * Amount does not exceed 5% of Plan assets at the beginning of the year.

     During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003
Mutual Funds and Pooled Separate Accounts	$2,214	$188
JLG Company Stock Fund	114	—

	$2,328	$188

NOTE E — TERMINATION OF THE PLAN

The Company intends to continue the Plan indefinitely; however, the Company reserves the right to reduce, suspend or discontinue contributions to the Plan or to terminate the Plan at any time by vote of the Plan Administrator. Upon termination of the Plan, all amounts credited to the participants’ accounts shall become fully vested. Timing of distribution of Plan assets would be determined by the Plan Administrator.

NOTE F — RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Custodian. The Custodian is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $0 and $0, respectively, for the years ended December 31, 2004 and 2003.

NOTE G — RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL INFORMATION

Premco Products, Inc.
Employees’ Savings and Investment Plan

FORM 5500, SCHEDULE H, PART IV, ITEM 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

EIN: 05-0543473
PLAN NO.: 002

December 31, 2004

		Current
Identity of Issues	Description	Value
* Massachusetts Mutual Life Insurance Company:
Small Company Opportunities Fund	Pooled Separate Account	$10,471
Money Market Fund	Money Market Fund	4,463
Growth Equity Fund	Pooled Separate Account	2,356
Focused Value	Pooled Separate Account	1,926
Large Cap Value Fund	Pooled Separate Account	638
Small Cap Growth EquityFund	Pooled Separate Account	2
Mid Cap Growth II Fund	Pooled Separate Account	2
* PIMCO Total Return	Mutual Fund	9,587
* JLG Company Stock Fund	Common Stock Fund	1,224
* Quest Balanced Fund	Pooled Separate Account	1,208
* Vanguard Institutional Index Fund	Mutual Fund	509
* Oakmark International Fund	Mutual Fund	389

		$32,775

* Party-in-interest.

EXHIBITS

23	Consent of Grant Thornton LLP

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Premco Products Inc. Employees’ Savings and Investment Plan (Name of Plan)
Date: June 29, 2005	/s/ Thomas D. Singer
Thomas D. Singer
Senior Vice President, General Counsel and Secretary

Premco Products, Inc.
Employees’ Savings and Investment Plan

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Grant Thornton LLP